NEWS RELEASE

Fortuna Reports Net Income of $27.0 million in the First Quarter of 2022

(All amounts expressed in US dollars, tabular amounts in millions, unless otherwise stated)

Vancouver, May 11, 2022: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (“Fortuna” or the “Company”) today reported its financial and operating results for the first quarter of 2022.

First Quarter 2022 Highlights

Operational

●Gold and silver production of 66,800 ounces and 1,670,128 ounces, respectively. An increase of 93% and a decrease of 13% respectively compared to the first quarter of 2021 (“Q1 2021”). Gold equivalent production of 103,0983 ounces.
●AISC 1 per ounce of gold sold of $1,038 for the Lindero Mine and $1,147 for the Yaramoko Mine. AISC 1,2  per silver equivalent ounce of payable silver sold of $15.32 and $17.83 for the San Jose Mine and Caylloma Mine, respectively.
●All mine operations performed in line with annual guidance projections.
●Total recordable injury rate of 3.13 with 2 lost time injuries. One fatal incident at the Lindero mine in January.

Financial

●Net income of $27.0 million or $0.09 per share, compared to $26.4 million or $0.14 net income per share reported in Q1 2021. Adjusted net income1 of $33.4 million compared to $27.5 million reported in Q1 2021
●Sales of $182.3 million, an increase of 55% from the $117.8 million reported in the same period in Q1 2021
●Consolidated realized prices of $1,884 per ounce and $24.18 per ounce for gold and silver respectively
●Adjusted EBITDA1 of $80.3 million compared to $60.8 million reported in Q1 2021
●Free cash flow from ongoing operations1 of $9.6 million compared to $11.8 million reported in Q1 2021.
●As at March 31, 2022, the Company had cash and cash equivalents of $110.4 million, and available liquidity of $150.4 million

Growth and Development

●Seguela Project; maiden Inferred Mineral Resource for the Sunbird discovery comprising 3.45 million tonnes averaging 3.16 g/t containing 350,000 gold ounces (see news release dated March 15, 2022)
●Seguela construction 48% complete as of the end of March. On-time and on-budget for first gold in mid 2023

Jorge A. Ganoza, President and CEO, commented,  “Our net income in the quarter of $27.0 million and adjusted EBITDA1 of $80.3 million with margins of 44% attest to the strong operational performance of our four mines.” Mr. Ganoza continued, “We are running a thriving business in an $1,800 per ounce gold price environment and are confident of the resiliency of our assets throughout the precious metal cycle.” Mr. Ganoza concluded, “We maintain a strong balance sheet with low debt leverage and a healthy liquidity position of $150.4 million.”

1 Refer to Non-IFRS financial measures

2 AISC/oz Ag Eq calculated at realized metal prices, refer to mine site results for realized prices and Non-IFRS Financial Measures for silver equivalent ratio

3 Gold equivalent production includes gold, silver, lead and zinc and is calculated using the following metal prices: $1,884/oz Au, $24.2/oz Ag, $2,331/t Pb and $3,736/t Zn or Au:Ag = 1:77.9, Au:Pb = 1:0.8, Au:Zn = 1:0.5

4 For full details see news release dated March 15, 2022

Fortuna | 1

	Three months ended March 31,
	2022	2021	% Change
Sales	182.3	117.8	55%
Mine operating income	63.5	51.3	24%
Operating income	40.7	40.4	1%
Net income	27.0	26.4	2%
Earnings per share - basic	0.09	0.14	(36%)
Adjusted net income[1]	33.4	27.5	21%
Adjusted EBITDA[1]	80.3	60.8	32%
Net cash provided by operating activities	33.2	21.1	57%
Free cash flow from ongoing operations[1]	9.6	11.8	(19%)
Capital expenditures[2]
Sustaining	18.0	7.9	128%
Non-sustaining[3]	1.9	0.3	533%
Lindero construction	-	2.6	(100%)
Séguéla construction	42.9	-	100%
Brownfields	2.5	2.5	0%
As at	March 31, 2022	December 31, 2021	% Change
Cash and cash equivalents	110.4	107.1	3%

[1] Refer to Non-IFRS Financial Measures section at the end of this news release and to the MD&A accompanying the Company’s financial statements on SEDAR at www.sedar.com for a description of the calculation of these measures.

[2] Capital expenditures are presented on a cash basis
[3] Non-sustaining expenditures include greenfields exploration
Figures may not add due to rounding

First Quarter 2022 Results

Sales for the three months ended March 31, 2022 were $182.3 million, an increase of 55% from the $117.8 million over the same period in 2021. Sales by reportable segment in the three months ended March 31, 2022 were as follows:

◾	Lindero recognized adjusted sales of $54.1 million from 28,619 ounces of gold ounces sold, a 45% increase from the same period in 2021. Higher gold sales were the result of increased performance at the three stage crushing and stacking facility.
◾	Yaramoko recognized adjusted sales of of $55.4 million from 29,530 ounces of gold sold.
◾	San Jose recognized adjusted sales of $45.9 million, a 17% decrease from the $55.3 million reported in the same period in 2021. Lower sales were driven by a 20% and 23% decrease in the volume of silver and gold ounces sold, respectively, which was driven by lower mined grades which was in line with Mineral Reserve estimates.
◾	Caylloma recognized adjusted sales of $26.8 million, a 7% increase from the $25.1 million reported in the same period in 2021. The increased sales were mainly driven by higher zinc and lead prices.

Operating income for the three months ended March 30, 2022 was $40.7 million, a slight increase of $0.3 million compared to Q1 2021 as higher operating income at Lindero and the contribution from Yaramoko were offset by lower operating income at San Jose, higher Corporate expenses, and a $2.1 million write-down related to the termination of an exploration agreement on the Sante Fe property in Mexico.

Net income for the three months ended March 31, 2022 was $27.0 million, an increase of $0.6 million over the same period in 2021. Net income was impacted by a loss on financial derivatives of $4.2 million for the first quarter of 2022 compared to a $1.7 million gain in the same period of 2021. This was driven by a $5.2 million loss ($1.1 million realized, $4.1 million unrealized) on financial derivatives at the Caylloma Mine due to higher zinc prices that was partially offset by gains on fuel hedges at Lindero.

Fortuna | 2

Outlook on Cost Inflation

The Company continues to monitor the impact of inflationary pressures on its cost structure and any deviation this could create from the guidance the Company issued at the beginning of the year. During the quarter ended March 31, 2022, the Company observed cost pressure on certain consumables including cyanide, diesel, explosives and grinding media while certain others remained relatively constant. Through the first quarter of 2022 the impact of inflation was below 5% of total cost. At the Lindero Mine, where diesel is the largest cost component, the effect of a rising price was partially mitigated by fuel hedges the Company has in place for approximately 55% of consumption in 2022. The future impact of inflation on costs remains uncertain at this time. The Company will continue to closely monitor the levels of cost inflation over the remainder of 2022.

Liquidity

Free cash flow from ongoing operations for the three months ended March 31, 2022 was $9.6 million compared to $11.8 million in Q1 2021. The decrease was driven by negative changes in working capital in Q1 2022 of $27.9 million and taxes paid of $20.1 million compared to a current income tax charge in the quarter of $11.9 million.

Total liquidity available to the Company as at March 31, 2022 was $150.4 million. The Company’s $200.0 million revolving credit facility was fully available as at the end of March 2022 and $40.0 million remained undrawn. Subsequent to March 31, 2022 the company drew down $20.0 million from the credit facility bringing the total amount drawn to $180.0 million of the available $200.0 million.

Lindero Mine, Argentina

	Three months ended March 31,
	2022	2021
Mine Production
Tonnes placed on the leach pad	1,295,755	2,130,000

Gold
Grade (g/t)	0.88	0.82
Production (oz)	30,068	22,332
Metal sold (oz)	28,619	21,297
Realized price ($/oz)	1,890	1,754

Cash cost ($/oz Au)[1]	692	615
All-in sustaining cash cost ($/oz Au)[1]	1,038	1,055

Capital expenditures ($000's)
Sustaining	3,125	4,040
Non-sustaining	169	-
Brownfields	144	91
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

During the first quarter of 2022, the operation lost man-hours in January as a result of the sudden surge in COVID-19 cases causing a 14% shortfall in ore placed on the pad, compared to plan for the quarter. The Company is executing a recovery plan during the second and third quarters of the year and does not anticipate any impact on achieving annual production guidance.

In the first quarter of 2022, a total of 1,295,755 tonnes of ore were placed on the heap leach pad averaging 0.88 g/t gold containing an estimated 36,568 ounces of gold. Gold production for the quarter was 30,068 ounces, representing a 35% increase quarter-over-quarter.  Higher gold production is explained by an increase in the performance of the three-stage crushing and stacking circuits to design parameters, which delivered 100% of the 1.3 million tonnes of ore placed on the pad in the quarter compared to 19% or 0.4 million tonnes of the 2.1 million tonnes placed in the comparable quarter a year ago.  Mine production was 2.4 million tonnes of mineralized material with a strip ratio of 0.5:1.

Fortuna | 3

Cash cost per gold ounce sold was $692, compared to $615 in the first quarter of 2021. Cash costs per ounce of gold was higher due to higher consumable prices mainly related to diesel, cyanide and explosives and higher headcount as the mine had not reached its full complement of staff in the first quarter of 2022. This was partially offset by the higher volume of gold sold.

All-in sustaining cash costs per gold ounce sold was $1,038 during Q1 2022 compared with $1,055 in the first quarter of 2021. All-in sustaining costs for the first quarter of 2022 was impacted by the production issues described above and lower sustaining capital related to timing effects.

Yaramoko Mine Complex, Burkina Faso

	Three months ended March 31,
	2022	2021
Mine Production
Tonnes milled	127,968	-

Gold
Grade (g/t)	7.50	-
Recovery (%)	98	-
Production (oz)	28,235	-
Metal sold (oz)	29,530	-
Realized price ($/oz)	1,878	-

Unit Costs
Cash cost ($/oz Au)[1]	705	-
All-in sustaining cash cost ($/oz Au)[1]	1,147	-

Capital expenditures ($000's)
Sustaining	7,361	-
Brownfields	488	-
[1] Cash cost and AISC are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
[2] The Yaramoko Mine was acquired as part of the acquisition of Roxgold which completed on July 2, 2021. As such comparative figures for the comparative quarter in 2021 is not presented.

The Yaramoko Mine produced 28,235 ounces of gold in the first quarter of 2022 with an average gold head grade of 7.50 g/t; above the plan for the quarter. Gold production is on target to meet the upper end of the annual guidance range primarily due to mill feed grade being 9% higher than budgeted for the period. Positive grade reconciliation compared to the reserve model at the 55 Zone and additional tonnes from ore development explain the increase in grade.

Cash cost per gold ounce sold was $705, which was below plan, primarily due to higher production during Q1 2022.

All-in sustaining cash cost per gold ounce sold was $1,147 for Q1 2022, which was below plan due to higher production and lower sustaining capital related to timing effects.

Fortuna | 4

San Jose Mine, Mexico

	Three months ended March 31,
	2022	2021
Mine Production
Tonnes milled	250,947	259,803
Average tonnes milled per day	2,918	3,048

Silver
Grade (g/t)	185	217
Recovery (%)	91	91
Production (oz)	1,358,189	1,646,444
Metal sold (oz)	1,316,193	1,642,300
Realized price ($/oz)	24.27	26.17

Gold
Grade (g/t)	1.13	1.36
Recovery (%)	90	91
Production (oz)	8,239	10,301
Metal sold (oz)	7,952	10,287
Realized price ($/oz)	1,890	1,783

Unit Costs
Production cash cost ($/t)[2]	76.05	69.96
Production cash cost ($/oz Ag Eq)[1,2]	10.42	8.38
Net smelter return ($/t)	182.65	223.69
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	15.32	13.40

Capital expenditures ($000's)
Sustaining	3,575	1,987
Non-sustaining	415	274
Brownfields	1,529	1,736
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The San Jose Mine produced 1,358,189 ounces of silver and 8,239 ounces of gold during the three months ended March 31, 2022, which represents an 18% and 20% decrease compared to Q1 2021. The driver for the decrease in production was primarily lower average head grades of 15% and 17% for silver and gold, respectively; which is in line with Mineral Reserve estimates.

The cash cost per tonne for the three months ended March 31, 2022 was $76.05 per tonne compared to $69.96 per tonne in Q1 2021. Cash cost per tonne in the quarter was in line with annual guidance.

The all-in sustaining cash cost of payable silver equivalent for the three months ended March 31, 2022 increased 14% to$15.32 per ounce, compared to $13.40 per ounce in Q1 2021. The increase in all-in sustaining costs was primarily the result of lower silver equivalent ounces sold and an increase in sustaining capital due to additional spend on mine equipment, partially compensated by lower royalties and mining taxes and lower worker’s participation.

Fortuna | 5

Caylloma Mine, Peru

	Three months ended March 31,
	2022	2021
Mine Production
Tonnes milled	132,574	131,887
Average tonnes milled per day	1,524	1,499

Silver
Grade (g/t)	89	77
Recovery (%)	82	81
Production (oz)	311,939	267,311
Metal sold (oz)	294,301	259,311
Realized price ($/oz)	23.78	26.29

Gold
Grade (g/t)	0.16	0.62
Recovery (%)	37	73
Production (oz)	258	1,922
Metal sold (oz)	325	1,673
Realized price ($/oz)	1,828	1,775

Lead
Grade (%)	3.55	3.21
Recovery (%)	88	88
Production (000's lbs)	9,134	8,181
Metal sold (000's lbs)	8,575	7,998
Realized price ($/lb)	1.06	0.92

Zinc
Grade (%)	4.18	4.70
Recovery (%)	89	88
Production (000's lbs)	10,827	11,969
Metal sold (000's lbs)	10,546	12,267
Realized price ($/lb)	1.69	1.25

Unit Costs
Production cash cost ($/t)[2]	89.60	83.09
Production cash cost ($/oz Ag Eq)[1,2]	12.39	13.10
Net smelter return ($/t)	211.80	194.39
All-in sustaining cash cost ($/oz Ag Eq)[1,2]	17.83	18.50

Capital expenditures ($000's)
Sustaining	3,949	1,972
Brownfields	324	630
[1] Production cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively
[2] Production cash cost, Production cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures

The Caylloma Mine produced 311,939 ounces of silver, 9.1 million pounds of lead and 10.8 million pounds of zinc during the three months ended March 31, 2022. Silver production was 17% higher than the comparable period, driven by a 16% increase in average head grade from the contribution of newly scheduled higher-grade production stopes located in level 16 of the Animas vein. Lead production was 12% higher than the comparable period due to higher grades while zinc production was 10% lower than the comparable period due to lower grades. Gold production totalled 258 ounces with an average head grade of 0.16 g/t which was in line with expectations.

The production cash cost per tonne for the three months ended March 31, 2022 increased 8% to $89.60, compared to $83.09 in Q1 2021. The increase was the result of higher mining costs related to higher increased ground support and backfill requirements and increased plant costs related to steel and reagents. Cash cost per tonne in the quarter was in line with annual guidance.

The all-in sustaining cash cost for the three months ended March 31, 2022 decreased 4% to $17.83 per ounce compared to $18.50 per ounce in Q1 2021. The decrease was driven by higher silver equivalent production.

Fortuna | 6

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328), and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

Non-IFRS Financial Measures

The Company has disclosed certain financial measures and ratios in this news release which are not defined under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are not disclosed in the Company's financial statements, including but not limited to: cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold sold; all-in cash cost per ounce of gold sold; total production cash cost per tonne; cash cost per payable ounce of silver equivalent sold; all-in sustaining cash cost per payable ounce of silver equivalent sold; all-in cash cost per payable ounce of silver equivalent sold; free cash flow from ongoing operations; adjusted net income; adjusted EBITDA and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented.

To facilitate a better understanding of these measures and ratios as calculated by the Company, descriptions are provided below. In addition, see “Non-IFRS Financial Measures” in the Company’s management’s discussion and analysis for the three months ended March 31, 2022 (“Q1 2022 MD&A”), which section is incorporated by reference in this news release, for additional information regarding each non-IFRS financial measure and non-IFRS ratio disclosed in this news release, including an explanation of their composition; an explanation of how such measures and ratios provide useful information to an investor and the additional purposes, if any, for which management of Fortuna uses such measures and ratio. The Q1 2022 MD&A may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Except as otherwise described in the Q1 2022 MD&A, the Company has calculated these measures consistently for all periods presented.

Reconciliation to Adjusted Net Income for the Three Months Ended March 31, 2022 and 2021

	Three months ended March 31,
Consolidated	2022	2021
Net income	27.0	26.4
Adjustments, net of tax:
Foreign exchange loss, Lindero Mine[2]	-	2.2
Write off of mineral properties	1.5	-
Unrealized loss (gain) on derivatives	2.3	-
Accretion on right of use assets	0.6	-
Other non-cash/non-recurring items	2.0	(1.1)
Adjusted Net Income	33.4	27.5
[1] Amounts are recorded in Cost of sales
[2] Amounts are recorded in General and Administration

Fortuna | 7

Reconciliation to Adjusted EBITDA for the Three Months Ended March 31, 2022 and 2021

	Three months ended March 31,
	2022	2021
Net income	27.0	26.4
Adjustments:
Community support provision and accruals	-	-
Inventory adjustment	-	(0.1)
Foreign exchange loss, Lindero Mine	-	2.2
Foreign exchange loss, Séguéla Project	0.6	-
Net finance items	2.8	2.4
Depreciation, depletion, and amortization	38.1	19.2
Income taxes	6.8	13.3
Other non-cash/non-recurring items	5.0	(2.6)
Adjusted EBITDA	80.3	60.8

Reconciliation of Free Cash Flow from ongoing operations for Three Months Ended March 31, 2022 and 2020

	Three months ended March 31,
Consolidated	2022	2021
		(Restated)
Net cash provided by operating activities	33.2	21.1
Adjustments
Additions to mineral properties, plant and equipment	(20.5)	(9.3)
Other adjustments	(3.1)	-
Free cash flow from ongoing operations	9.6	11.8

Reconciliation of Cash Cost per Ounce of Gold Sold for the Three Months Ended March 31, 2022 and 2021

Lindero Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2022	2021
Cost of sales		35,867	22,186
Changes in doré inventory		1,017	-
Inventory adjustment		739	-
Export duties		(4,008)	(2,800)
Depletion and depreciation		(12,009)	(6,245)
By product credits		-	(58)
Production cash cost[1]		21,607	13,083
Changes in doré inventory		(1,017)	-
Realized gain in diesel hedge		(782)	-
Cash cost applicable per gold ounce sold	A	19,808	13,083
Ounces of gold sold	B	28,607	21,289
Cash cost per ounce of gold sold[1] ($/oz)	=A/B	692	615
[1] March 31, 2021 restated, Sustaining leases moved to All-In Sustaining

Yaramoko Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2022	2021
Cost of sales		38,041	-
Changes in doré inventory		(1,320)	-
Export duties		(3,333)	-
Depletion and depreciation		(14,028)	-
By product credits		(5)	-
Production cash cost		19,355	-
Changes in doré inventory		1,320	-
Refining charges		155	-
Cash cost applicable per gold ounce sold	A	20,830	-
Ounces of gold sold	B	29,530	-
Cash cost per ounce of gold sold ($/oz)	=A/B	705	-

Fortuna | 8

Reconciliation of All-in Sustaining Cash Cost per Ounce of Gold Sold for the Three Months Ended March 31, 2022 and 2021

Lindero Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2022	2021
Cash cost applicable	19,808	13,093
Export duties and mining taxes	4,008	3,581
General and administrative expenses (operations)	1,905	1,138
Adjusted operating cash cost	25,721	17,812
Sustaining leases	705	518
Sustaining capital expenditures[1]	3,125	4,040
Brownfields exploration expenditures[1]	144	91
All-in sustaining cash cost	29,695	22,461
Non-sustaining capital expenditures[1]	169	-
All-in cash cost	29,864	22,461
Ounces of gold sold	28,607	21,289
All-in sustaining cash cost per ounce of gold sold	1,038	1,055
All-in cash cost per ounce of gold sold	1,044	1,055
[1] Presented on a cash basis

Yaramoko Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2022	2021
Cash cost applicable	20,830	-
Export duties and mining taxes	3,333	-
General and administrative expenses (operations)	410	-
Adjusted operating cash cost	24,573	-
Sustaining leases	1,435	-
Sustaining capital expenditures[1]	7,361	-
Brownfields exploration expenditures[1]	488	-
All-in sustaining cash cost	33,857	-
All-in cash cost	33,857	-
Ounces of gold sold	29,530	-
All-in sustaining cash cost per ounce of gold sold	1,147	-
All-in cash cost per ounce of gold sold	1,147	-
[1] Presented on a cash basis

Fortuna | 9

Reconciliation of Production Cash Cost per Tonne and Cash Cost per Payable Ounce of Silver Equivalent Sold for Three Months Ended March 31, 2022 and 2021

San Jose Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2022	2021
Cost of sales		28,899	28,708
Changes in concentrate inventory		77	29
Depletion and depreciation in concentrate inventory		(21)	14
Inventory adjustment		537	80
Royalties and mining taxes		(1,392)	(1,343)
Workers participation		(727)	(1,709)
Depletion and depreciation		(8,287)	(7,604)
Cash cost[3]	A	19,086	18,175
Total processed ore (tonnes)	B	250,947	259,803
Production cash cost per tonne[3] ($/t)	=A/B	76.05	69.96
Cash cost[3]	A	19,086	18,175
Changes in concentrate inventory		(77)	(29)
Depletion and depreciation in concentrate inventory		21	(14)
Inventory adjustment		(537)	(80)
Treatment charges		872	(239)
Refining charges		91	1,014
Cash cost applicable per payable ounce sold[3]	C	19,456	18,827
Payable ounces of silver equivalent sold[1]	D	1,867,871	2,245,819
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	10.42	8.38
Mining cost per tonne[3]		37.45	37.35
Milling cost per tonne		18.01	16.83
Indirect cost per tonne		14.63	10.64
Community relations cost per tonne		4.84	0.32
Distribution cost per tonne		1.12	4.82
Production cash cost per tonne[3] ($/t)		76.05	69.96
[1] Silver equivalent sold for Q1 2022 is calculated using a silver to gold ratio of 77.9:1 (Q1 2021: 68.1:1).
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results – Sales and Realized Prices
[3] March 31, 2021 restated, Sustaining leases moved to All-In Sustaining

Fortuna | 10

Caylloma Mine		Three months ended March 31,
(Expressed in $'000's, except unit costs)		2022	2021
Cost of sales		16,021	15,617
Changes in concentrate inventory		111	65
Depletion and depreciation in concentrate inventory		(126)	4
Inventory adjustment		272	-
Royalties and mining taxes		(247)	(27)
Provision for community support		(126)	-
Workers participation		(613)	(640)
Depletion and depreciation		(3,414)	(4,061)
Cash cost[3]	A	11,878	10,958
Total processed ore (tonnes)	B	132,574	131,887
Production cash cost per tonne[3] ($/t)	=A/B	89.60	83.09
Cash cost	A	11,878	10,958
Changes in concentrate inventory		(111)	(65)
Depletion and depreciation in concentrate inventory		126	(4)
Inventory adjustment		(272)	-
Treatment charges		3,914	3,157
Refining charges		392	405
Cash cost applicable per payable ounce sold[3]	C	15,927	14,451
Payable ounces of silver equivalent sold[1]	D	1,285,610	1,103,000
Cash cost per ounce of payable silver equivalent sold[2,3] ($/oz)	=C/D	12.39	13.10
Mining cost per tonne		35.29	31.98
Milling cost per tonne		16.23	13.57
Indirect cost per tonne		30.60	29.56
Community relations cost per tonne		7.04	0.55
Distribution cost per tonne		0.45	7.43
Production cash cost per tonne[3] ($/t)		89.60	83.09

[1] Silver equivalent sold for Q1 2022 is calculated using a silver to gold ratio of 76.9:1 (Q1 2021: 67.5:1), silver to lead ratio of 1:22.5 pounds (Q1 2021: 1:28.6), and silver to zinc ratio of 1:14.0 pounds (Q1 2021: 1:21.1).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] March 31, 2021 restated, Sustaining leases moved to All-In Sustaining

Reconciliation of All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold for Three Months Ended March 31, 2022 and 2021

San Jose Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2022	2021
Cash cost applicable[4]	19,456	18,827
Royalties and mining taxes	1,392	3,683
Workers' participation	909	2,136
General and administrative expenses (operations)	1,590	1,675
Adjusted operating cash cost[4]	23,347	26,321
Care and maintenance costs (impact of COVID-19)	2	-
Sustaining leases[4]	157	44
Sustaining capital expenditures[3]	3,575	1,987
Brownfields exploration expenditures[3]	1,529	1,736
All-in sustaining cash cost	28,610	30,088
Non-sustaining capital expenditures[3]	415	274
All-in cash cost	29,025	30,362
Payable ounces of silver equivalent sold[1]	1,867,871	2,245,819
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	15.32	13.40
All-in cash cost per ounce of payable silver equivalent sold[2]	15.54	13.52
[1] Silver equivalent sold for Q1 2022 is calculated using a silver to gold ratio of 77.9:1 (Q1 2021: 68.1:1)
[2] Silver equivalent is calculated using the realized prices for gold and silver. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] March 31, 2021 restated, Sustaining leases moved from Cash Cost

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Caylloma Mine	Three months ended March 31,
(Expressed in $'000's, except unit costs)	2022	2021
Cash cost applicable[4]	15,927	14,451
Royalties and mining taxes	247	688
Workers' participation	705	736
General and administrative expenses (operations)	1,058	1,278
Adjusted operating cash cost[4]	17,937	17,153
Sustaining leases[4]	708	648
Sustaining capital expenditures[3]	3,949	1,972
Brownfields exploration expenditures[3]	324	630
All-in sustaining cash cost	22,918	20,403
All-in cash cost	22,918	20,403
Payable ounces of silver equivalent sold[1]	1,285,610	1,103,000
All-in sustaining cash cost per ounce of payable silver equivalent sold[2]	17.83	18.50
All-in cash cost per ounce of payable silver equivalent sold[2]	17.83	18.50

[1] Silver equivalent sold for Q1 2022 is calculated using a silver to gold ratio of 76.9:1 (Q1 2021: 67.5:1), silver to lead ratio of 1:22.5 pounds (Q1 2021: 1:28.6), and silver to zinc ratio of 1:14.0 pounds (Q1 2021: 1:21.1).

[2] Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices
[3] Presented on a cash basis
[4] March 31, 2021 restated, Sustaining leases moved from Cash Cost

Additional information regarding the Company’s financial results and activities underway are available in the Company’s first quarter 2022 Financial Statements and accompanying Q1 2022 MD&A, which are available for download on the Company’s website,  www.fortunasilver.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast

A conference call to discuss the financial and operational results will be held on Thursday, May 12, 2022 at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, Cesar Velasco, Chief Operating Officer - Latin America, and Paul Criddle, Chief Operating Officer - West Africa.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at: https://www.webcaster4.com/Webcast/Page/1696/43329 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date:  Thursday, May 12, 2022

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1. 888.506.0062

Dial in number (International): +1.973.528.0011

Entry code: 798106

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay Passcode: 45424

Playback of the earnings call will be available until Thursday, May 26, 2022. Playback of the webcast will be available until Friday, May 12, 2023. In addition, a transcript of the call will be archived on the Company’s website.

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About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca |  info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (collectively, "Forward-looking Statements"). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements about the Company's plans for its mines and mineral properties; the Company’s anticipated performance in 2022; estimated capital expenditures in 2022 and exploration spending in 2022, including amounts for exploration activities at the Séguéla and San Jose properties; the Company’s plans for the construction of the open pit mine at the Séguéla project in Cote d’Ivoire; the econocomics for the construction of the mine at the Séguéla project as set out in the feasibility study, the estimated construction capital expenditures for the project, the timelines and schedules for the construction and production of gold at the Séguéla project; statements regarding the Company's liquidity; the Company's business strategy, plans and outlook; the merit of the Company's mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; anticipated approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as "estimated", “expected”, “anticipated”, "potential", "open", "future", "assumed", "projected", "used", "detailed", "has been", "gain", "planned", "reflecting", "will", "containing", "remaining", "to be", or statements that events, "could" or "should" occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; the risks associated with the completion of the Roxgold Acquisition, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; the ability of the Company to successfully challenge an alleged typographical error in the environmental impact authorization ("EIA") granted for the San Jose Mine in December 2021; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the

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construction at the Séguéla gold Project will continue on the time line and in accordance with the Budget as planned; the duration and impacts of COVID-19; geo-political uncertainties that may affect the Company’s production, workforce, business, operations and financial condition; that the Company will the expected trends in mineral prices and currency exchange rates; that the Company will succeed in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves. Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.

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